ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 MAY 29 AM 10:

May 24, 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

02034396

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Name: Hyunseung Kim
Title: Associate

dlw 5/29

Matsushita Electric Sue Samsung Electronics for Infringement of Patent

Matsushita Electric Co., Ltd. filed a $ 3 billion lawsuit with the US District Court of the District New Jersey against Samsung Electronics Co., Ltd., claiming that Samsung Electronics infringed its three patented technologies relating to DRAM.. The Japanese company demands $3 billion in damages.

In response to Matsushita' allegation on infringement of patents, Samsung will present evidence to the Court that it has long employed the technologies the Japanese company alleges belong to itself even before it patented such technologies, making a case that the patents granted to Matsushita should be null and void. Meanwhile, Samsung will try to settle the case out of court through negotiations with Matsushita.